Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference into the Prospectuses and Statements of Additional Information in Post –Effective Amendment No. 165 to the Registration Statement on Form N –1A of Fidelity Concord Street Trust: Fidelity 500 Index Fund and Fidelity Series Total Market Index Fund of our reports dated April 11, 2023; Fidelity Extended Market Index Fund, Fidelity International Index Fund and Fidelity Total Market Index Fund of our reports dated April 13, 2023, relating to the financial statements and financial highlights, which appear in the above referenced funds ’ Annual Reports to Shareholders on Form N-CSR for the period ended February 28, 2023.

We also consent to the references to our Firm under the headings “Financial Highlights ” in the Prospectuses and “Independent Registered Public Accounting Firm ” in the Statements of Additional Information.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts
April 20, 2023